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[Maxcom Logo]
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For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
INVESTOR.RELATIONS@MAXCOM.COM                   LUCIA.DOMVILLE@CITIGATEDR-NY.COM


                       MAXCOM TELECOMUNICACIONES ANNOUNCES
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                         EXCHANGE OFFER FOR SENIOR NOTES
                         -------------------------------

Mexico City, Mexico, March 14, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, announced that beginning today, March 14, 2002 through April 11, 2002 at 17:00 EST, the Company will be offering to exchange an aggregate principal amount of $275 million of its 13 3/4% Series B Senior Notes due 2007 for an aggregate of $175 million principal amount of New Senior Notes; and an aggregate of 28,050,000 ordinary participation certificates
(CPOs), each representing one share of Series N2 Convertible Preferred Stock with limited voting rights.

The $175 million New Senior Notes will bear 0% (zero) interest through March 1, 2006 and will accrue interest thereafter at an annual interest rate of 10%. Interest will be payable in cash on September 1st, 2006 and March 1st, 2007. The Series N2 Convertible Preferred Stock, which would represent 15.9% of the total capital stock of Maxcom, will have an initial liquidation preference of U.S.$0.4927 per share, and limited voting rights.

As part of the exchange offer, the Company is soliciting the consent of its holders to amend the indenture governing the 13 3/4% Series B Senior Notes to eliminate all of the restrictive covenants and certain events of default.

The Company plans to cancel its $25 million proprietary position on the 13 3/4% Series B Senior Notes repurchased during 2001, prior to the expiration of the exchange offer.

The purpose of the exchange offer is to reduce the Company's debt service burden, improve its liquidity and attract additional investment, in order to continue the buildout of its infrastructure and the growth of its business.

The exchange offer is conditioned, among other things, on the tender of 13 3/4% Series B Senior Notes representing at least 95% of the total notes outstanding (without giving effect to the U.S.$25.0 million purchased by Maxcom). As announced on January 31, 2002, holders of approximately 56.8% of the 13 3/4% Series B Senior Notes committed to tender their Notes in the exchange.

In addition, certain shareholders of Maxcom and other investors have committed to invest an additional $66.2 million into Maxcom, subject to the completion of the exchange offer and the obtainment of certain Mexican regulatory approvals.

Offering materials are being mailed to holders of the 13 3/4% Series B Senior Notes. Holders may also obtain copies of the offering materials by calling toll free 1 (866) 811-4114.

Bank of New York has been appointed as the Exchange Offer Agent.
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[Maxcom Logo]

For additional information, please contact Jose-Antonio Solbes, Director of Investor Relations of Maxcom, at (5255) 5147-1125, or Lucia Domville, of Citigate Dewe Rogerson, the information agent, at (212) 419-4166.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V, HEADQUARTERED IN MEXICO CITY, MEXICO, IS A FACILITIES-BASED TELECOMMUNICATIONS PROVIDER USING A "SMART-BUILD" APPROACH TO DELIVER LAST-MILE CONNECTIVITY TO SMALL- AND MEDIUM-SIZED BUSINESSES AND RESIDENTIAL CUSTOMERS IN THE MEXICAN TERRITORY. MAXCOM LAUNCHED COMMERCIAL OPERATIONS IN MAY 1999 AND IS CURRENTLY OFFERING LOCAL, LONG DISTANCE AND DATA SERVICES.

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THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND
UNCERTAINTIES THAT ARE DETAILED FROM TIME TO TIME IN THE US SECURITIES AND EXCHANGE COMMISSION FILINGS OF THE COMPANY. WORDS SUCH AS "ESTIMATE," "PROJECT," "PLAN," "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," AND SIMILAR EXPRESSIONS MAY IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY WANTS TO CAUTION READERS THAT ANY FORWARD-LOOKING STATEMENTS IN THIS RELEASE OR MADE BY THE COMPANY'S MANAGEMENT INVOLVES RISKS AND UNCERTAINTIES THAT MAY CHANGE BASED ON VARIOUS IMPORTANT FACTORS NOT UNDER THE COMPANY'S CONTROL. THESE FORWARD- LOOKING STATEMENTS REPRESENT THE COMPANY'S JUDGMENT AS OF THE DATE OF THIS RELEASE. THE COMPANY DISCLAIMS, HOWEVER, ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.